Exhibit 99

AGENCY AGREEMENT

December 7, 2015

Magna International Inc.

337 Magna Drive,

Aurora, Ontario

L4G 7K1

Attention:                                         Paul H. Brock, Vice-President and Treasurer

Dear Sirs:

RBC Dominion Securities Inc. (“RBC”), CIBC World Markets Inc.  (“CIBC”), Scotia Capital Inc. (“Scotia”) and TD Securities Inc. (“TD”  and with RBC, CIBC and Scotia, collectively, the “Lead Agents”) and BMO Nesbitt Burns Inc. (together with the Lead Agents, the “Agents”) understand that Magna International Inc. (the “Company”) proposes to create, issue and sell $425 million aggregate principal amount of 3.10% senior unsecured notes due December 15, 2022 (the “Notes”), having the material attributes described in the Offering Memorandum (as defined below), on a private placement basis in each of the Provinces of Canada (the “Offering Jurisdictions”) pursuant to certain exemptions from the prospectus requirements under Canadian securities legislation (the “Offering”).

For purposes of this Agreement, “Securities Laws” means the securities laws in each of the Offering Jurisdictions and the respective rules and regulations under such laws, together with the applicable published policy statements, applicable published instruments and applicable notices and blanket orders or rulings of the securities commission or similar regulatory authority in the Offering Jurisdictions (collectively, the “Canadian Securities Regulators”) of each of the Offering Jurisdictions. The term “Ontario Securities Law” means the securities laws in the province of Ontario and the respective rules and regulations under such laws, together with the applicable published policy statements, applicable published instruments and applicable notices or rulings of the Ontario Securities Commission (the “OSC”).

1.                                      Appointment of Agents.

1.1                               The Company hereby appoints the Agents to act as its sole and exclusive agents to effect the solicitation and private placement of the Notes in the Offering Jurisdictions and the Agents hereby agree to act as exclusive agents for such purpose and to use their commercially reasonable best efforts to solicit purchasers of the Notes on behalf of the Company, subject to the terms and conditions contained herein. The Lead Agents shall act as the lead managers and book-runners in connection with the Offering. The Company agrees and acknowledges that the Agents will act as agents only and will not at any time be obligated to purchase any Notes.

2.                                      Offering Memorandum and Prospectus Exemptions.

2.1                               For the purpose of the Offering, the Company: (i) has prepared, with the assistance of the Agents a preliminary confidential offering memorandum dated December 3, 2015 which includes an investor presentation (the “Investor Presentation”) dated December 2015 that (a) describes the Company, the Notes and the Offering, (b) satisfies the requirements of all applicable Securities Laws for use in connection with the prospectus exemption for accredited investors contained in Section 2.3 of National Instrument 45-106 — Prospectus Exemptions (“NI 45-106”) and Section 73.3 of the Securities Act (Ontario), as applicable, and (c) incorporates the documents listed under the heading “Documents Incorporated By Reference” by reference into the confidential offering memorandum, (collectively, the “Preliminary Offering Memorandum”) (as it may be amended or restated from time to time); and (ii) will prepare, with the assistance of the Agents, a final offering memorandum which will include the Investor Presentation, that is satisfactory to the Agents, acting reasonably, that updates the Preliminary Offering Memorandum to contain the final pricing information (the “Final Offering Memorandum” and collectively, with the Preliminary Offering Memorandum, the “Offering Memorandum”) (as it may be amended or restated from time to time).

2.2                               Subject to the terms and conditions of the confidentiality agreement dated November 27, 2015 between the Company and the Lead Agents, the Company will make available to the Agents and their counsel, on a timely basis, (i) any information (financial or otherwise), data, documents, opinions, appraisals, valuations, records and other material of any kind or nature available to the Company and the senior management, auditors and other advisors and consultants of the Company, as the Agents may reasonably request or consider appropriate, and (ii) reasonable access to the officers, directors, employees, independent auditors, counsel and other advisors and consultants of the Company as the Agents reasonably require, to enable the Agents to fulfill their obligations hereunder and under applicable Securities Laws.  The Company will provide the Agents and their counsel reasonable opportunity to review and comment on the Offering Memorandum and to exercise due diligence in connection with the Offering.

2.3                               The Agents will solicit offers to purchase the Notes only from “accredited investors” (as such term is defined under applicable Securities Laws) that are not individuals, in the Offering Jurisdictions, and only to such persons who are purchasing as principal (or deemed to be purchasing as principal under applicable Securities Laws),and not to an entity created, or used, solely to purchase or hold securities as an “accredited investor” described in paragraph (m) of the definition of “accredited investor” in section 1.1 of NI 45-106, and all in accordance with applicable Securities Laws and this Agreement so as not to require the Company to file a prospectus in any jurisdiction with respect to the distribution of the Notes.

2.4                               Each Agent, severally, and not jointly and not jointly and severally, acknowledges and agrees that it has taken or will take reasonable steps to confirm that each purchaser of Notes in Canada meets the terms and conditions of the “accredited investor exemption” as defined in NI 45-106 (collectively, the “AI Requirements”) and shall obtain, as necessary, and retain relevant information and documentation to evidence the steps taken to verify compliance with the AI Requirements in accordance with its usual document retention policies and procedures in compliance with applicable laws, and provide to the Company forthwith upon request all such information or documentation as the Company may reasonably request in good faith and solely for the purpose of verifying compliance with the AI Requirements.

2.5                               Each Agent, severally, and not jointly and not jointly and severally, agrees that, if it involves any members of any banking, selling or other group in the distribution of Notes, it will cause agreements and acknowledgements substantially the same as the agreements and acknowledgements contained in Section 2.3, Section 2.4 and Section 2.6 to be contained in an agreement with each of the members of such group and shall use its reasonable efforts to cause the members of such group to comply with applicable Securities Law.

2.6                               The Agents acknowledge and agree that the Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and each of the Agents agrees that neither they nor any of their affiliates, nor any person acting on their behalf, has offered or will offer or solicit any offer, directly or indirectly, in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the “United States”) or to a U.S. person (as defined in Regulation S under the Securities Act). The Agents further acknowledge and agree that the Notes are being sold in an “overseas directed offering” within the meaning of Regulation S under the Securities Act and accordingly may not be offered or sold in any country other than Canada.

2.7                               The Company will file or cause to be filed all documents required to be filed by the Company under applicable Securities Laws in connection with the purchase and sale of the Notes.  The Lead Agents will, as soon as available and in any event within three (3) Business Days of the Closing Date, provide to the Company the information pertaining to each such Purchaser of the Notes as required to be disclosed in Item 7, Item 8 and Schedule I of Form 45-106F1 or Items 7, 8 and 9 of Form 45-106F6, as applicable, under NI 45-106, or otherwise required to be disclosed by the Company to any Canadian Securities Regulator pursuant to any other Securities Laws, and acknowledges, authorizes and consents to the delivery or filing, as applicable, by the Company of reports on Form 45-106F1 and Form 45-106F6 under NI 45-106 (and any equivalent report required under Securities Laws) with the applicable Canadian Securities Regulators, provided that when providing such information relating to whether a Purchaser of the Notes is an insider of the Company or a registrant as required by Item 8 and Schedule I of Form 45-106F6, the Lead Agents may rely solely on the publicly available information at www.sedi.ca in respect of the Company’s insiders and the national registration database at http://www.securities-administrators.ca/nrs/nrsearchResult.aspx?ID=1325  in respect of the status of a Purchaser as a registrant, and, to the extent applicable, provide any further information to the Company that is required for the purpose of calculating fees payable to the applicable Canadian Securities Regulators in connection with the distribution.

2.8                               Neither the Company nor the Agents, nor any of their respective affiliates, will make available to prospective purchasers of the Notes, from and after the date hereof, any document or material which would constitute an “offering memorandum” as defined under applicable Securities Laws, other than the Offering Memorandum or the Investor Presentation.

2.9                               The Agents shall be satisfied, acting reasonably, that the Trust Indenture (as defined below) and the Notes conform to the description of them in the Offering Memorandum.

2.10                        The Agents will send a copy of the Final Offering Memorandum to each person that purchases Notes under the Offering prior to the Closing Date (as defined below).

2.11                        The obligations of the Agents under this Section 2 are several and not joint or joint and several. No Agent will be liable for any act, omission, default or conduct by any other Agent or any selling firm appointed solely by any other Agent.

3.                                      Deliveries by the Company.

3.1                               The Company will deliver or cause to be delivered without charge to the Agents and counsel of the Agents, promptly upon the request of the Agents or counsel to the Agents: (i) an electronic PDF version of the Offering Memorandum once finalized, and (ii) copies of any other documents required to be signed and filed by the Company under any applicable Securities Laws in connection with the Offering which will be completed in form and substance as required by such laws.

3.2                               The delivery by the Company to the Agents of the Offering Memorandum will constitute a representation and warranty by the Company to the Agents that, at the time of such delivery: (i) the information and statements contained in the Offering Memorandum (other than any information or statement relating solely to the Agents and furnished to the Company by the Agents in writing expressly for inclusion in the Offering Memorandum) does not and will not contain a misrepresentation regarding the Company, the Notes or the Offering and (ii) the Offering Memorandum complies in all material respects with all applicable Securities Laws.

3.3                               The delivery by the Company to the Agents of the Offering Memorandum will constitute the consent of the Company to the Agents’ use of the Offering Memorandum in connection with the Offering in accordance with applicable Securities Laws and the provisions of this Agreement.

3.4                               The Company will cause to be delivered to each Agent a long form comfort letter from each of Ernst and Young LLP and Deloitte LLP dated the date of the final Offering Memorandum addressed to the Agents and acceptable in form and substance to the Agents, acting reasonably, with respect to the financial information contained in the Offering Memorandum.

4.                                      Obligations of the Agents.

4.1                               The Agents will provide a direction to CDS Clearing and Depository Services Inc. (“CDS”) with respect to the crediting of the Notes to the accounts of the participants in CDS as will be designated by the Agents in writing in sufficient time prior to the closing of the Offering to permit such crediting and the Global Note (or Global Notes, as applicable) (as defined below) to be issued as a book-entry only security in accordance with the rule and procedures of CDS.

5.                                      Agents’ Fees and Expenses.

5.1                               In consideration of the services rendered and to be rendered by the Agents in connection with the Offering, including: (i) acting as financial advisors to the Company; (ii) advising on the terms and conditions of the Notes; (iii) offering the Notes for sale in accordance with subsection 2.3; (iv) performing administrative work in connection with these matters; and (v) all other services arising out of this Agreement, the Company will pay to the Agents, by way of certified cheque or wire transfer, or as otherwise agreed upon, to an account to be specified by the Lead Agents, at the closing of the Offerings, a fee equal to 0.37% of the aggregate principal amount of the Notes sold under the Offering (the “Agents’ Fee”) that will be shared in the following percentages:

RBC Dominion Securities Inc.	22.5%
CIBC World Markets Inc.	22.5%
Scotia Capital Inc.	22.5%
TD Securities Inc.	22.5%
BMO Nesbitt Burns Inc.	10.0%

5.2                               Whether or not the Offering is completed, the Company shall promptly reimburse the Agents for all reasonable out-of-pocket expenses (including applicable taxes) incurred by the Agents in performing their services hereunder upon receipt of an invoice listing such expenses including, without limitation, advertising, printing, courier, travel and accommodation, communication, road show expenses, facsimile and telephone and database service expenses, the reasonable fees and costs of legal counsel (up to a maximum of $100,000, exclusive of taxes and disbursements) and other advisors retained by the Agents and any fees to any securities commission or similar regulatory authority or the Investment Industry Regulatory Organization of Canada (the “Agents’ Transaction Expenses”).  The Company will be responsible for all of its fees and expenses including of legal counsel, auditors, road show expenses, printers and rating agencies but excluding, for greater certainty, any non-reimbursable portion of the Agents’ Transaction Expenses.

5.3                               The Company agrees that all amounts payable hereunder will be paid free and clear of, and without any deduction or withholding for or on account of, any current or future taxes, levies, imposts, duties, charges or other deductions or withholdings levied in any jurisdiction from or through which payment is made, unless such deduction is required by applicable law, in which event the Company will pay additional amounts so that the Agents will receive an amount (net of any required withholding) that is equal to the amount set forth herein that would have been payable but for such deduction or withholding.

5.4                               If the Company or any of its affiliates agree to pay a commission or fee to any other person (including any other financial advisor) in respect of the Offering, such commission or fee will be for such person’s own account and will not reduce any amounts payable by the Company to the Agents under this Agreement.

6.                                      Representations and Warranties of the Company.  The Company hereby represents and warrants to the Agents and acknowledges that each of the Agents is relying on such representations and warranties in entering into this Agreement, that as of the date hereof:

6.1                               the documents incorporated or deemed to be incorporated by reference in the Offering Memorandum, at the time they were or at the time they are hereafter filed with the United States Securities and Exchange Commission (the “SEC”) or the OSC complied and will comply in all material respects with the requirements of Ontario Securities Law and the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder (the “Exchange Act”);

6.2                               the information and statements contained in the Offering Memorandum (other than any information or statement relating solely to the Agents and furnished to the Company by the Agents in writing expressly for inclusion in the Offering Memorandum) are, at the date of the Offering Memorandum, true and correct in all material respects, and such information does not contain any misrepresentation;

6.3                               the Company is a reporting issuer not in default of any requirement under applicable Securities Laws (except for any immaterial requirement, the breach of which would not reasonably be expected to result in the Company being noted in default on the respective reporting issuers lists maintained by the securities commissions or regulatory authorities of the applicable jurisdictions), and all the statements set forth in the “continuous disclosure” documents incorporated by reference into the Offering Memorandum did not, at the time of filing thereof, contain any misrepresentation as of the date of such statements and the Company has not filed any confidential material change reports in respect of which the Company is currently required by applicable Securities Laws to advise any securities regulatory authority that such report should continue to remain confidential;

6.4                               the Company has taken all necessary corporate action to authorize and approve the execution and delivery of this Agreement, the trust indenture to be dated on or about December 11, 2015, as supplemented by a first supplemental indenture to be dated on or about December 11, 2015 (collectively, the “Trust Indenture”) between the Company and BNY Trust Company of Canada, as indenture trustee (the “Indenture Trustee”), in respect of the Notes, and the Notes (this Agreement, the Trust Indenture and the Notes, collectively, the “Material Contracts”) and the performance of its obligations hereunder and thereunder, and each Material Contract has been or will be on the Closing Date (as defined below), as applicable, duly executed and delivered by the Company and constitutes or once executed will constitute, legal, valid and binding obligations of the Company enforceable against the Company in accordance with its terms except as the enforcement thereof may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other laws affecting creditors’ rights generally from time to time in effect and to general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether considered in a proceeding in equity or at law;

6.5                               the Company has been duly incorporated and is valid and subsisting as a corporation under the laws of Ontario with all requisite corporate power and authority to own or lease, as the case may be, and to operate, its properties and conduct its business as described in the Offering Memorandum. The Company is duly registered to do business as an extra-provincial corporation or a foreign corporation and is in good standing under the laws of each such jurisdiction which requires such registration, except where the failure to be so registered and in good standing could not reasonably be expected to have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising in the ordinary course of business (a “Material Adverse Effect”);

6.6                               each of the Company’s subsidiaries that is a “significant subsidiary” (as such term is defined in Rule 1-02 of Regulation S-X under the Securities Act) (each, a “Subsidiary”) (a) has been duly organized and is validly existing as a corporation, limited liability company or partnership, as applicable, in good standing under the laws of the jurisdiction in which each is organized, with requisite power and authority to own or lease, as the case may be, and to operate its respective properties and conduct its respective business as described in the Offering Memorandum and (b) is duly qualified or registered to do business as an extra jurisdictional entity or a foreign entity and is in good standing under the laws of each jurisdiction which requires such qualification or registration, except, in the case of (b), where the failure to be so registered and in good standing could not reasonably be expected to have a Material Adverse Effect;

6.7                               the Company has an authorized capitalization as set forth in the Offering Memorandum and all the issued shares of the Company have been duly and validly authorized and issued and are fully paid and non-assessable; and all the outstanding shares of capital stock, or other ownership interests, of each Subsidiary of the Company have been duly and validly authorized and issued and are fully paid and nonassessable, as applicable, and except as otherwise set forth in the Offering Memorandum, all outstanding shares of capital stock, or other ownership interests, of the Subsidiaries are owned by the Company either directly or through wholly owned subsidiaries free and clear of any perfected security interest or any other security interests, claims, liens or encumbrances;

6.8                               there is no franchise, contract, agreement or other document of a character required to be described in the Offering Memorandum, or to be filed as an exhibit to any document incorporated by reference, which is not described or filed as required (and the Preliminary Offering Memorandum contains in all material respects the same description of the foregoing matters contained in the Final Offering Memorandum); and the statements in or incorporated by reference in the Offering Memorandum under the headings “Description of the Notes”, “Eligibility for Investment”, “Legal Proceedings”, “Description of the Business—Environmental Matters” and “Description of the Business—Intellectual Property” insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries in all material respects of such legal matters, agreements, documents or proceedings;

6.9                               the Company has the full corporate power and authority to execute, deliver and perform its obligations under each of the Material Contracts;

6.10                        no consent, approval, authorization, filing with or order of any court or governmental agency or body is required in connection with the transactions contemplated herein other than the filing of any required reports of exempt distribution in respect of sales of the Notes in the Offering Jurisdictions, if applicable;

6.11                        neither the issue and sale of the Notes nor the consummation of any other of the transactions herein contemplated nor the fulfillment of the terms hereof will conflict with, result in a breach or violation of, and do not and will not create a state of facts which, after notice or lapse of time or both, will conflict with or result in a breach of or default under, or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, (i) the articles of incorporation, as amended, or by-laws of the Company or any of its subsidiaries, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of its subsidiaries is a party or bound or to which its or their property is subject except for any such conflicts, breaches, violations, defaults, liens, charges or encumbrances that could not reasonably be expected to have a Material Adverse Effect, or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Company or any of its subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its subsidiaries or any of its or their properties;

6.12                        the consolidated historical financial statements of the Company and its consolidated subsidiaries included or incorporated by reference in the Offering Memorandum present fairly the financial condition, results of operations and cash flows of the Company as of the dates and for the periods indicated and comply as to form in all material respects with the applicable accounting requirements of Ontario Securities Law and have been prepared in conformity with U.S. generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as otherwise noted therein).  The selected financial data set forth under the caption “Selected Consolidated Financial Data” in the Offering Memorandum fairly present, on the basis stated in the Offering Memorandum, the information included therein;

6.13                        no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries or its or their property is pending or, to the best knowledge of the Company, threatened that could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect or have a material adverse effect on the performance by the Company of its obligations under this Agreement or the consummation of any of the transactions contemplated hereby, except as set forth in or contemplated in the Offering Memorandum;

6.14                        except as disclosed in the Offering Memorandum or as would not be material to the Company and its subsidiaries considered as one enterprise, each of the Company and each of its subsidiaries have good and marketable title to all real properties and all other properties and assets owned by them as are necessary to the conduct of its operations as described in the Offering Memorandum, in each case free from liens, charges, encumbrances and defects that would materially affect the value thereof or materially interfere with the use made or to be made thereof by them; and except as disclosed in the Offering Memorandum or as would not be material to the Company and its subsidiaries considered as one enterprise, the Company and each of its subsidiaries hold any leased real or personal property as are necessary to the conduct of its operations as described in the Offering Memorandum under valid and enforceable leases with no terms or provisions that would materially interfere with the use made or to be made thereof by them and no defaults exist thereunder;

6.15                        neither the Company nor any subsidiary is in violation or default of (i) any provision of its charter, bylaws or other constating documents, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or such subsidiary or any of its properties, as applicable, except, in the case of (i), as it relates to subsidiaries (other than any Subsidiary) of the Company, and (ii), where such violation or default would not reasonably be expected to have a Material Adverse Effect;

6.16                        Ernst & Young LLP, who have certified certain financial statements of the Company and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements and schedules included in and incorporated by reference in the Offering Memorandum, are independent auditors within the meaning of applicable Canadian professional standards and independent public accountants with respect to the Company within the meaning of the Securities Act;

6.17                        Deloitte LLP, who have reviewed certain financial statements of the Company and its consolidated subsidiaries included in and incorporated by reference in the Offering Memorandum, are independent auditors within the meaning of applicable Canadian professional standards and independent public accountants with respect to the Company within the meaning of the Securities Act;

6.18                        there are no transfer taxes or other similar fees or charges under U.S. or Canadian federal law or the laws of any state, province or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Company or sale by the Company of the Notes;

6.19                        the Company has filed all tax returns that are required to be filed (except in any case in which the failure so to file could not reasonably be expected to have a Material Adverse Effect and except as set forth in or contemplated in the Offering Memorandum) or has requested extensions thereof and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except (i) for any such payment, tax assessment, fine or penalty that is currently being contested in good faith or as could not reasonably be expected to have a Material Adverse Effect and (ii) as set forth in or contemplated in the Offering Memorandum (exclusive of any supplement thereto);

6.20                        no labour problem or dispute with the employees of the Company or any of its subsidiaries exists or, to the knowledge of the Company, is threatened or imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or its subsidiaries’ principal suppliers, contractors or customers, in each case that could reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the Offering Memorandum (exclusive of any supplement thereto);

6.21                        the Company and each of its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; all policies of insurance and fidelity or surety bonds insuring the Company or any of its subsidiaries that are material to the Company and its subsidiaries considered as one enterprise are in full force and effect; the Company and its subsidiaries are in compliance with the terms of such policies and instruments in all material respects; and there are no material claims by the Company or any of its subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; neither the Company nor any such subsidiary has been refused any insurance coverage sought or applied for that would be material to the Company and its subsidiaries considered as one enterprise; and neither the Company nor any such subsidiary has any reason to believe that it will not be able to renew all material existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that could not reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the Offering Memorandum (exclusive of any supplement thereto);

6.22                        except as could not reasonably be expected to have a material adverse effect on the ability of the Company to perform its obligations under this Agreement, the transactions contemplated herein, the Trust Indenture and the Notes, no subsidiary of the Company is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such subsidiary’s capital stock, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary’s property or assets to the Company or any other subsidiary of the Company, except as described in or contemplated by the Offering Memorandum (exclusive of any supplement thereto);

6.23                        except as could not reasonably be expected to have a Material Adverse Effect, the Company and its subsidiaries possess all licenses, certificates, permits and other authorizations issued by all applicable foreign, federal, provincial, state, municipal or local authorities necessary to conduct their respective businesses, and neither the Company nor any such subsidiary has received any notice of proceedings relating to the revocation or modification of any such license, certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, could reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the Offering Memorandum (exclusive of any supplement thereto);

6.24                        the Company and each of its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company and its subsidiaries’ internal controls over financial reporting are effective and the Company and its subsidiaries are not aware of any material weakness in their internal controls over financial reporting;

6.25                        the Company and its subsidiaries maintain “disclosure controls and procedures” (as such term is defined under Securities Laws and in Rule 13a-15(e) under the Exchange Act); such disclosure controls and procedures comply with the requirements of Securities Laws and the Exchange Act and are designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s Chief Executive Officer and its Chief Financial Officer by others within those entities, and such disclosure controls and procedures are effective to perform the functions for which they were established;

6.26                        the Company has not taken, directly or indirectly, any action designed to or that would constitute or that could reasonably be expected to cause or result in, under Ontario Securities Law or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Notes;

6.27                        the Company and its subsidiaries are (i) in compliance with any and all applicable foreign, federal, provincial, state, municipal and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) have not received notice of any actual or potential liability under any environmental law, except where such non-compliance with Environmental Laws, failure to receive or be in compliance with required permits, licenses or other approvals, or liability could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the Offering Memorandum.  Except as set forth in the Offering Memorandum, neither the Company nor any of the subsidiaries has been named as a “potentially responsible party” under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended;

6.28                        in the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on the business, operations and properties of the Company and its subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties).  On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities could not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the Offering Memorandum (exclusive of any supplement thereto);

6.29                        none of the following events has occurred or exists:  (i) except as could not reasonably be expected to have a Material Adverse Effect, a failure to fulfill the obligations, if any, under the minimum funding standards of Section 302 of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the regulations and published interpretations thereunder with respect to a Plan, determined without regard to any waiver of such obligations or extension of any amortization period; (ii) an audit or investigation by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other federal or state governmental agency or any foreign regulatory agency with respect to the employment or compensation of employees by any of the Company or any of its subsidiaries that could reasonably be expected to have a Material Adverse Effect; or (iii) any breach of any contractual obligation, or any violation of law or applicable qualification standards, with respect to the employment or compensation of employees by the Company or any of its subsidiaries that could reasonably be expected to have a Material Adverse Effect.  None of the following events has occurred or is reasonably likely to occur:  (i) a material increase in the aggregate amount of contributions required to be made to all Plans in the current fiscal year of the Company and its subsidiaries compared to the amount of such contributions made in the most recently completed fiscal year of the Company and its subsidiaries; (ii) a material increase in the “accumulated post-retirement benefit obligations” (within the meaning of Statement of Financial Accounting Standards 106) of the Company and its subsidiaries compared to the amount of such obligations in the most recently completed fiscal year of the Company and its subsidiaries; (iii) any event or condition giving rise to a liability under Title IV of ERISA that could reasonably be expected to have a Material Adverse Effect; or (iv) the filing of a claim by one or more employees or former employees of the Company or any of its subsidiaries related to their employment that could reasonably be expected to have a Material Adverse Effect.  For purposes of this paragraph, the term “Plan” means a plan (within the meaning of Section 3(3) of ERISA) subject to Title IV of ERISA with respect to which the Company or any of its subsidiaries may have any liability. All contributions or premiums required to be made or paid by any of the Company or its subsidiaries to any Canadian pension or other Canadian employee benefit plan have been made on a timely basis in accordance with the terms of such plans and all applicable laws and each such Canadian pension plan or Canadian benefit plan is fully funded on a solvency basis and going concern basis (using actuarial methods and assumptions which are consistent with the valuations last filed with the applicable governmental authorities and which are consistent with generally accepted accounting principles, except in each case where the failure to make such payment or to be so funded would not have a Material Adverse Effect.  All material obligations of each of the Company and its subsidiaries required to be performed in connection with any Canadian pension plans and the funding agreements therefor have been performed on a timely basis.  None of the Company or its subsidiaries has ever sponsored, administered, maintained, contributed to or participated in any Canadian employee benefit plan which contains a “defined benefit provision,” as defined in subsection 147.1(1) of the Income Tax Act (Canada) (the “Tax Act”);

6.30                        there is and has been no failure on the part of the Company and any of the Company’s directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”), including Section 402 relating to loans and Sections 302 and 906 relating to certifications;

6.31                        to the knowledge of the Company, neither the Company nor any of its subsidiaries nor any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), the U.K. Bribery Act 2010 (the “Bribery Act”), the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”) or the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions (the “OECD Convention”) or other applicable anti-corruption law, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA, the Bribery Act, the CFPOA or the OECD Convention or other applicable anti-corruption law; and, to the knowledge of the Company, the Company, its subsidiaries and its affiliates have conducted their businesses in compliance with the FCPA, the Bribery Act, the CFPOA and the OECD Convention or other applicable anti-corruption law.  The Company, its subsidiaries and, to the knowledge of the Company, its affiliates, have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.  No part of the proceeds of the offering will be used, directly or indirectly, in violation of the FCPA, the Bribery Act, the CFPOA or the OECD Convention or other applicable anti-corruption law;

6.32                        to the knowledge of the Company, the operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime Money (Money Laundering) Act (Canada), the Money Laundering Regulations 2007 in the United Kingdom, Directive 2005/60/EC in the European Union and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency to which the Company and its subsidiaries are subject (collectively, the “Money Laundering Laws”) and, no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened;

6.33                        neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries (i) is currently subject to any sanctions administered or imposed by the United States (including any administered or enforced by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), the U.S. Department of State or the Bureau of Industry and Security of the U.S. Department of Commerce), the United Nations Security Council (“UNSC”), the European Union (“EU”), Her Majesty’s Treasury (“HMT”) or by the Financial Transactions Reports Analysis Centre of Canada (“FINTRAC”) or (ii) will, directly or indirectly, use the proceeds of this offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person in any manner that will result in a violation of any economic sanctions imposed by the United States (including any administered or enforced by OFAC, the U.S. Department of State, or the Bureau of Industry and Security of the U.S. Department of Commerce), the UNSC, the EU, or the United Kingdom (including sanctions administered or controlled by HMT) (collectively, “Sanctions” and such persons, “Sanction Persons”) by, or could result in the imposition of Sanctions against, any person (including any person participating in the offering, whether as underwriter, advisor, investor or otherwise);

6.34                        neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries, is a person that is, or is 50% or more owned or otherwise controlled by a person that is: (i) the subject of any Sanctions; or (ii) located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions that broadly prohibit dealings with that country or territory (currently, Burma/Myanmar, Cuba, Crimea, Iran, Libya, North Korea, Sudan, and Syria) (collectively, “Sanctioned Countries” and each, a “Sanctioned Country”);

6.35                        except as has been disclosed to the Agents or is not material to the analysis under any Sanctions, neither the Company nor any of its subsidiaries has engaged in any dealings or transactions with or for the benefit of a Sanctioned Person, or with or in a Sanctioned Country, in the preceding 3 years, nor does the Company or any of its subsidiaries have any plans to increase its dealings or transactions with Sanctioned Persons, or with or in Sanctioned Countries;

6.36                        the Company and its subsidiaries own, possess, license or have other rights to use, on reasonable terms, all patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, know-how and other intellectual property (collectively, the “Intellectual Property”) necessary for the conduct of the Company’s business as now conducted or as proposed in each case as described in the Offering Memorandum to be conducted, except as could not reasonably be expected to have a Material Adverse Effect,.  Except as set forth in the Offering Memorandum or as could not reasonably be expected to have a Material Adverse Effect (a) there are no rights of third parties to any such Intellectual Property; (b) there is no material infringement by third parties of any such Intellectual Property; (c) there is no pending or threatened action, suit, proceeding or claim by others challenging the Company’s rights in or to any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim; (d) there is no pending or threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim; (e) there is no pending or threatened action, suit, proceeding or claim by others that the Company infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of others, and the Company is unaware of any other fact which would form a reasonable basis for any such claim; (f) there is no U.S. or Canadian patent or published U.S. or Canadian patent application which contains claims that dominate or may dominate any Intellectual Property described in the Offering Memorandum as being owned by or licensed to the Company or that interferes with the issued or pending claims of any such Intellectual Property; and (g) there is no prior act of which the Company is aware that may render any U.S. or Canadian patent held by the Company invalid or any U.S. or Canadian patent application held by the Company unpatentable which has not been disclosed to the U.S. Patent and Trademark Office or the Canadian Intellectual Property Office;

6.37                        except as disclosed in the Offering Memorandum, the Company (i) does not have any material lending or other relationship with any bank or lending affiliate of any of the Agents and (ii) does not intend to use any of the proceeds from the sale of the Notes hereunder to repay any outstanding debt owed to any affiliate of any of the Agents;

6.38                        neither the Company nor any of its subsidiaries nor any of its or their properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of any jurisdiction in which it has been incorporated or in which any of its property or assets are held;

6.39                        except as disclosed in the Offering Memorandum, since the date of the most recent audited financial statements included or incorporated by reference in the Offering Memorandum (exclusive of any supplement thereto), there has been no Material Adverse Effect, except as set forth or incorporated in or contemplated in the Offering Memorandum (exclusive of any supplement thereto);

6.40                        except as disclosed in the Offering Memorandum, there are no contracts, agreements or understandings between the Company and any person with respect to the offering of the Notes that would give rise to a valid claim against the Company or any Agent for a brokerage commission, finder’s fee or other like payment;

6.41                        except as disclosed in the Offering Memorandum, no acquisition has been made by the Company during its three most recently completed fiscal years that would be a significant acquisition for the purposes of Ontario Securities Law, and no proposed acquisition by the Company has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and that, if completed by the Company at the date of the Offering Memorandum, would be a significant acquisition for the purposes of Ontario Securities Law;

6.42                        other than that certain credit agreement dated July 8, 2011 among the Company and the several other borrowers named therein, the several financial institutions named therein as lenders and The Bank of Nova Scotia as administrative agent, as amended on June 20, 2013, May 16, 2014 and April 24, 2015 and that certain indenture dated June 16, 2014 among the Company and The Bank of New York Mellon as trustee, the first supplemental indenture thereto dated June 16, 2014 relating to the issue of 3.625% Senior Notes due 2024, the second supplemental indenture thereto dated September 23, 2015 relating to the issue of 4.150% Senior Notes due 2025 and the third supplemental indenture thereto dated November 24, 2015 relating to the issue of 1.900% Senior Notes due 2023, there are no other indentures, loan or credit agreements, notes, contracts, leases, agreements or other instrument to which the Company or any subsidiary of the Company is a party or by which it or any of them may be bound or to which any of the property or assets of the Company or any such subsidiary is subject which are material to the Company and its subsidiaries considered as one enterprise;

6.43                        the attributes and characteristics of the Notes and the Trust Indenture will conform, in all material respects, to the description of the Notes and the Trust Indenture described in the Offering Memorandum;

6.44                        the Company is not a non-resident in Canada for purposes of the Tax Act; and

6.45                        all of the representations and warranties of the Company contained in the Material Contracts will be true and correct in all material respects at the Closing Date.

7.                                      Obligations of the Company.

7.1                               In connection with the Offering, the Company hereby covenants and agrees that it will:

(a)                                 use its reasonable efforts to promptly do, make, execute, deliver or cause to be done, made, executed, or delivered, all such acts, documents and things as the Agents may reasonably require (or which may be required pursuant to applicable Securities Laws) from time to time for the purpose of giving effect to the Material Contracts and take all such steps as may be reasonably within its power to implement the provisions of the Material Contracts and the transactions contemplated hereunder and thereunder;

(b)                                 use its reasonable best efforts to fulfill any legal requirements to permit the Offering, as contemplated by this Agreement and the Offering Memorandum;

(c)                                  use reasonable efforts to obtain a final credit rating for the Notes from Moody’s Investors Service, Inc., Standard and Poor’s Ratings Services and DBRS Inc. of “Baa1 (positive outlook)”, “A- (stable)” and “A low (stable)”, respectively, prior to the Closing Date and confirm the issuance of such ratings on the Closing Date;

(d)                                 use its reasonable efforts to fulfill or cause to be fulfilled, at or prior to Closing Date, the conditions set forth in Section 9 of this Agreement; and

(e)                                  promptly notify the Agents, in writing of the full particulars, if at any time before the Closing Date there is any change in any material fact or information referred to in the Offering Memorandum or any change in any fact or information or any new fact or information relating to the Company where that fact or information is or may be of such a nature (i) as to render the Offering Memorandum untrue, false or misleading in any material respect, (ii) as to result in the Offering Memorandum containing a misrepresentation, or (iii) as to result in the Offering Memorandum not complying in any material respect with applicable Securities Laws.

7.2                               In this Agreement, “misrepresentation” has the meaning attributed to it in the Securities Act (Ontario).

8.                                      Closing.

The closing of the purchase of the Notes will take place at the offices of Osler, Hoskin & Harcourt LLP in Toronto, Ontario, on or about December 11, 2015, subject to satisfaction of all conditions in this Agreement, or such other date on which the Company and the Agents may agree (the “Closing Date”). On the Closing Date, subject to the terms and conditions contained in this Agreement, the Company will deliver to RBC, acting on behalf of the Agents, certificate(s) representing the Notes sold to the Agents in accordance with the terms hereof (each, a “Global Note”), duly executed and certificated in the manner contemplated by the Trust Indenture, as a book-entry only security in accordance with the rules and procedures of CDS, against delivery by the Agents of the aggregate purchase price of the Notes, net of the Agents’ Fee and the Agents’ Transaction Expenses as set forth in Section 5, pursuant to instructions provided by the Company to the Agents or as the Company may otherwise direct.

9.                                      Conditions of Closing.

9.1                               Subject to subsection 9.2 and Section 10, the Agents’ obligations hereunder will be subject to and conditional upon receipt by the Agents at closing of the purchase of the Notes and dated as of the Closing Date, of the following:

(a)                                 final rating confirmations, which may be in letter format or by the issuance of a press release, confirming a rating for the Notes of at least (i) “Baa1 (positive outlook)” from Moody’s Investors Service, Inc., (ii) “A- (stable)” from Standard and Poor’s Ratings Services, and (iii) “A low (stable)” from DBRS Inc. and each such rating will not have been withdrawn or downgraded nor will any such action be anticipated, pending or have been threatened;

(b)                                 a certificate of the Company, signed by an executive officer of the Company, acceptable to the Agents, acting reasonably, addressed to the Agents certifying to the knowledge of such executive officer, without personal liability but after due enquiry, substantially as set out in Schedule A;

(c)                                  certified copies of resolutions, or appropriate delegation of authority documentation, of the Company authorizing this Agreement, the Material Contracts and the Offering;

(d)                                 a legal opinion of Osler, Hoskin & Harcourt LLP, counsel to the Company, addressed to the Agents and their counsel dated the Closing Date, in form and substance acceptable to the Agents, acting reasonably, that subject to customary qualifications and assumptions:

(i)                                     the Company is a corporation incorporated and validly existing, under the Business Corporations Act (Ontario) and has the corporate power and capacity to execute, deliver and perform its obligations under the Material Contracts;

(ii)                                  all necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Material Contracts and the performance of its obligations hereunder and thereunder, and each of the Material Contracts has been duly executed and delivered by the Company, and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its respective terms, subject to applicable bankruptcy, insolvency, and other laws affecting the enforcement of creditors rights generally; and subject to the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and except that rights to indemnity, contribution and waiver may be limited under the applicable laws and other customary qualifications;

(iii)          the execution and delivery of the Material Contracts and the fulfilment of the respective terms hereof and thereof by the Company do not result in a breach of or constitute a default under the articles or by-laws of the Company or contravene any law or regulation of the Province of Ontario or the laws of Canada applicable therein binding on or applicable to the Company;

(iv)                              no authorization, consent, permit or approval of, or other action by, or filing with or notice to, any governmental agency or authority, regulatory body, court, tribunal or other similar entity is required in connection with the execution and delivery by the Company of the Material Contracts or the performance by the Company of the Company’s obligations thereunder other than the delivery of the Offering Memorandum and the filing of reports required under Part 6 of NI 45-106 with the applicable securities regulator or securities regulatory authority, together with the applicable fees, within the prescribed time periods;

(v)                                 the issuance and sale of the Notes by the Company, through the Agents, to purchasers of the Notes in the manner contemplated by this Agreement is exempt from the prospectus requirements of applicable securities laws of each of the provinces or territories of Canada where Notes are sold (the “Applicable Jurisdictions”) and no prospectus or other document must be filed, proceedings taken or approval, permit, consent, or authorization obtained by the Company under such applicable securities laws to permit such issuance and sale through persons registered under such securities laws in categories permitting them to distribute the Notes who have complied with such securities laws and the terms and conditions of their registration, subject to the delivery of the Offering Memorandum and the filing by the Company, with respect to each purchaser of Notes, of duly completed reports pursuant to Part 6 of NI 45-106 with the applicable securities regulator or securities regulatory authority, together with the applicable fees, within the prescribed time periods;

(vi)                              no registration, filing or recording of, or with respect to, the Trust Indenture is necessary in order to preserve or protect the validity or enforceability of the Trust Indenture or the Notes issued under the Trust Indenture in any of the Applicable Jurisdictions;

(vii)                           the creation and issuance of the Notes have been duly authorized by all necessary corporate action on the part of the Company and the Global Notes have been duly executed and delivered by the Company to the Indenture Trustee;

(viii)        the Global Notes in the form required by the Trust Indenture and when duly and validly authenticated by the Indenture Trustee in the manner contemplated in the Trust Indenture and delivered to and paid for by the purchasers of the Notes, the Notes represented by the Global Notes shall be validly issued and entitled to the benefits provided in the Trust Indenture;

(ix)                              the attributes of the Notes are consistent in all material respects with the description of the Notes in the Offering Memorandum; and

(x)                                 the Indenture Trustee has been duly appointed as the trustee under the Trust Indenture;

it being understood that Osler, Hoskin & Harcourt LLP may rely, to the extent appropriate in the circumstances, as to matters of fact, on certificates of officers, directors or other representatives of the Company, and on the opinions of local counsel acceptable to the Agents, acting reasonably (signed copies of which must be addressed to and delivered to the Agents and Agents’ legal counsel) with respect to matters governed by laws other than those of the Provinces of Quebec, Ontario and Alberta;

(e)                                  a legal opinion of McCarthy Tétrault LLP, counsel to the Agents, addressed to the Agents dated the Closing Date, in form and substance acceptable to the Agents, acting reasonably, with respect to such matters as the Agents may reasonably require;

(f)                                   a bring-down comfort letter from Ernst & Young LLP dated the Closing Date in form and substance acceptable to the Agents, acting reasonably, with respect to certain financial information contained in the Offering Memorandum;

(g)                                  a bring-down comfort letter from Deloitte LLP dated the Closing Date in form and substance acceptable to the Agents, acting reasonably, with respect to certain financial information contained in the Offering Memorandum;

(h)                                 signed copies of the Material Contracts in a form satisfactory to the Agents, acting reasonably;

(i)                                     a Global Note (or Global Notes) representing the Notes against payment by Scotia on behalf of the Agents of the aggregate subscription price for the Notes, each registered in the name of CDS, or its nominee, or as the Agents may otherwise direct the Company in writing not less than 24 hours prior to the closing of the issuance of the Notes;

(j)                                    evidence that the Company has met all requirements of CDS necessary to make use of the book-entry system (including obtaining a CUSIP number for the Notes and completing all applicable forms;

(k)                                 evidence that the Company and the Indenture Trustee have executed and delivered the Trust Indenture and all certificates, opinions and other documents required under the Trust Indenture to be executed and delivered at or prior to the closing of the purchase of the Notes will have been executed and delivered by the appropriate parties and no Event of Default (as defined in the Trust Indenture), or event which, with notice or the lapse of time or both, would constitute an Event of Default, will have occurred and be continuing; and

(l)                                     any other item in relation to the placement of the Notes as the Agents may request, acting reasonably.

9.2                               The Agents may waive receipt of or agree to changes to any of the items in subsection 9.1 in their sole discretion provided that, to be binding on the Agents any such waiver or changes must be in writing and signed by all of the Agents.

10.                               Termination.

10.1                        In addition to any other remedies which may be available to the Agents (or any of them) the Agents will have the right, at any time before closing of the purchase of the Notes, to terminate and cancel their obligations under this Agreement, without any liability on the Agents’ part, by providing written notice to that effect to the Company and the other Agents in accordance with Section 13, under the following circumstances:

(a)                                 the Company is in default in any material respect under this Agreement and such default is not rectified promptly to the satisfaction of the Agents, acting reasonably, after written notice of default has been given by the Agents to the Company;

(b)                                 any inquiry, action, suit, investigation or other proceeding, whether formal or informal, is commenced, threatened or announced, or any order is issued by any securities regulatory authority or other competent authority, in relation to the Company, or there is a change in any law or the interpretation or administration thereof, in each case which, in the reasonable opinion of any of the Agents, operates to prevent or restrict the distribution of or trading in the Notes or materially adversely affects or could reasonably be expected to materially adversely affect the Offering such that in the reasonable opinion of any of the Agents the Notes cannot be marketed;

(c)                                  there occurs any material change or change in any material fact, or an Agent becomes aware of any undisclosed material fact relating to the Company which, in the opinion of such Agent, acting reasonably, materially adversely affects or could reasonably be expected to materially adversely affect, the business of the Company on a consolidated basis or could be reasonably expected to have a material adverse effect on the market price or value of the Notes;

(d)                                 there should develop, occur, come into effect or be announced any occurrence of national or international consequence or any action, event, condition, law, governmental regulation, enquiry or other development or occurrence of any nature whatsoever which, in the opinion of any of the Agents, acting reasonably, materially adversely affects, or could reasonably be expected to materially adversely affect, the financial markets or the business, operations or affairs of the Company on a consolidated basis or would be expected to have a material adverse effect on the market price or value of the Notes; or

(e)                                  there should occur either a downgrading or trend change in the credit rating applicable to the Notes.

10.2                        The Agents are not required to act in concert hereunder and the desire of any Agent to proceed with or terminate its respective obligations under subsections 10.1(a), (b), (c), (d) or (e) will in no way obligate any other Agent to do or refrain from doing likewise. In the event of any such termination, there will be no further liability on the part of the Agent who has elected to terminate except in respect of any liability which may have arisen prior to or arise after such termination under Sections 11. A notice of termination given by one Agent will not be binding on the other Agent.

11.                               Indemnification

11.1                        The Company will hold harmless and indemnify each of the Agents and each of their respective affiliates, directors, officers, employees, securityholders, partners and agents (each, an “Indemnified Party” and, collectively, the “Indemnified Parties”) from and against all losses, claims (including shareholder actions, derivative and otherwise), costs, actions, suits, proceedings, damages, fines, penalties, payments, expenses and liabilities of whatsoever nature or kind, joint or several (excluding loss of profits and other consequential damages but including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees, disbursements and expenses of their counsel incurred in connection with any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity) (collectively, a “Claim”) caused by, resulting from, arising out of or based upon, directly or indirectly:

(a)                                 any information or statement contained in the Offering Memorandum (except information or a statement relating solely to the Agents and furnished to the Company by the Agents in writing expressly for inclusion in the Offering Memorandum) being or being alleged to be a misrepresentation;

(b)                                 any order made or any inquiry, investigation or proceeding commenced or threatened by any securities commission or any other regulatory authority, based on any misrepresentation or any alleged misrepresentation in the Offering Memorandum (except information or a statement relating solely to the Agents and furnished to the Company by the Agents in writing expressly for inclusion in the Offering Memorandum), which prevents or restricts the trading in or the distribution of the Notes;

(c)                                  the breach of, default under or non-compliance or alleged non-compliance by the Company with the requirements of any applicable Securities Laws in relation to the issue and sale of the Notes; or

(d)                                 the breach of, default under or non-compliance or alleged non-compliance by the Company of its representations, warranties or obligations under this Agreement or other document delivered by or on behalf of the Company hereunder or pursuant hereto.

Notwithstanding the foregoing provisions of this Section 11, the rights of indemnity contained in this Section 11 shall not enure to the benefit of an Indemnified Party with respect to a particular Claim if the Indemnified Party is determined by a court of competent jurisdiction in a final judgment made from which no appeal can be made, to have engaged in any fraudulent act or willful misconduct or to have been grossly negligent in connection with the Offering and such fraudulent act, wilful misconduct or gross negligence was the cause of the Claim in respect of which indemnity is sought.

11.2                        If any Claim is asserted against any Indemnified Party, or if any notice is received by an Indemnified Party of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Company by such Indemnified Party, that Indemnified Party concerned will notify the Company (provided that failure to so notify the Company of the nature of such Claim in a timely fashion will relieve the Company of liability hereunder only if and to the extent that such failure materially prejudices its ability to defend such a Claim) in writing as soon as practicable of the nature and full particulars of the Claim or the notice of investigation and the Company will be entitled (but not required) to undertake, at its own expense, on behalf of the Indemnified Party the settlement or defence of any suit brought to enforce the Claim.  Any defence must be through legal counsel acceptable to the Indemnified Party, acting reasonably. The Agents and the relevant Indemnified Party will have the right to participate in the settlement or defence of the Claim.

11.3                        The Company will not, without the prior written consent of the Agents and the relevant Indemnified Party, such consent not to be unreasonably withheld, make any admission of liability or settle, compromise or consent to the entry of any judgment in or otherwise seek to terminate any Claim in respect of which indemnification may be sought hereunder.

11.4                        An Indemnified Party will have the right to retain separate counsel in any proceeding relating to a Claim and participate in the settlement or defence of the Claim, in which case it will be responsible for the fees, disbursements and expenses of its counsel, unless (i) the Company fails to assume the defence of such suit on behalf of the Indemnified Party within 10 days of receiving notice of such suit, (ii) the Company has authorized the retainer of such counsel or has elected not to assume the defence of such suit, or (iii) the named parties to any such suit include both the Indemnified Party, on the one hand, and the Company, on the other hand, and the Indemnified Party has been advised in writing by counsel that there is an actual or potential conflict in the Company’s and the Indemnified Parties’ respective interests or there may be one or more legal defences available to it that are different from or in addition to those available to the Company, in which case the Company will be liable to pay the reasonable fees, disbursements and expenses of counsel for the Indemnified Party.

11.5                        If any legal proceeding shall be instituted against the Company or an Indemnified Party in respect of the Offering Memorandum or the Notes, or if any regulatory authority or stock exchange shall carry out an investigation of the Company or an Indemnified Party in respect of the Offering Memorandum or the Notes and, in either case, any Indemnified Party is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Agents hereunder, the Indemnified Party may employ its own legal counsel and the Company shall pay and reimburse the Indemnified Party for the reasonable fees, disbursements and expenses of such legal counsel and the other costs and expenses reasonably incurred by the Indemnified Party in connection with such proceedings or investigation as they occur.

11.6                        With respect to any Indemnified Party who is not a party to this Agreement, the Agents shall hold the rights and benefits provided in this Section 11 in trust for and on behalf of such Indemnified Party.

11.7                        The Agents’ expenses, for purposes of this indemnity, will include any amounts paid by the Agents to any of their directors, officers, employees, partners and agents pursuant to an agreement or agreements, which may be entered into before or after the date hereof, to indemnify such persons, provided such persons are not directly indemnified pursuant to the terms hereof and that the rights of such persons will have against the Agents are no more favourable to such persons than those the Agents have against the Company pursuant to the terms hereof.

11.8                        The rights and remedies of the Indemnified Party set out in this Section 11 are to the fullest extent possible under the law cumulative and not alternative and the election by any Agent or other Indemnified Party to exercise any such right or remedy will not be, and will not be deemed to be, a waiver of any other rights or remedies.

11.9                        The Company hereby waives any right it may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim or claim to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Party to incur expense or make payment before enforcing such indemnity.

11.10                 In no event will the Company be responsible for the fees of more than one firm of attorneys representing an Agent in connection with the foregoing in any particular jurisdiction.

11.11                 In order to provide for just and equitable contribution in circumstances in which the indemnity in subsection 11.1 would otherwise be available in accordance with its terms but, for any reason, is held to be unavailable to or unenforceable by an Indemnified Party or enforceable otherwise than in accordance with its terms, the Company, on the one hand, and the Agents, on the other hand, will contribute to the aggregate of all losses, claims, costs, actions, suits, proceedings, damages, costs, fines, penalties, payment, expenses and liabilities of whatsoever nature or kind contemplated by Section 11 and suffered and incurred by the Indemnified Party:

(a)                                 in such proportions as is appropriate to reflect the relative benefits received by the Company on the one hand, and the Agents or any other Indemnified Party, on the other hand, from the distribution of the Notes, it being agreed that such proportion is the percentage that their respective fee bears to the aggregate principal amount of the Notes and the Company is responsible for the balance, except that, in no event will the Agents be liable to contribute, in the aggregate, any amount in excess of the fee actually received by each Agent; or

(b)                                 if the allocation provided in (a) is unavailable or unenforceable, in such proportion as is appropriate to reflect not only the relative benefits referred to in (a), but also the relative fault of the Company on the one hand and the Agents or any other Indemnified Party on the other hand, in connection with the circumstances which resulted in such Claim (or Claims in respect thereof), as well as any other relevant equitable considerations, except that, in no event will the Agents be liable to contribute, in the aggregate, any amount in excess of the fee actually received by each Agent.  The relative fault of the Company on the one hand and of the Agent or any other Indemnified Party on the other hand, will be determined by reference to, among other things, whether any misrepresentation relates to information supplied by the Company or supplied by an Agent or the Agents to the Company in writing in connection with the Offering and their relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The amount paid or payable by a person as a result of the Claims referred to above shall be deemed to include, subject as otherwise provided herein, any legal or other fees or expenses reasonably incurred by the Indemnified Party in connection with investigating or defending any Claim.

12.                               Survival. The representations, warranties, covenants, obligations and agreements of the Company contained herein or in any document delivered pursuant to or in connection with this Agreement will survive the issue and sale of the Notes and will continue in full force and effect for the benefit of, and may be relied upon by the Agents unaffected by any subsequent disposition of the Notes or the termination of the Agents’ obligations and will not be limited or prejudiced by any investigation made by or on behalf of the Agents in connection with the offering, distribution, issuance and sale of the Notes or otherwise.

13.                               Notices.

13.1                        Any notice or other communication to be given hereunder will, in the case of notice to the Company, be addressed to:

Magna International Inc.
337 Magna Drive,
Aurora, Ontario
L4G 7K1

Attention:	Legal Department, General Counsel
Fax:	(905) 726-7173

With a copy to:

Osler, Hoskin & Harcourt LLP 1 First Canadian Place 100 King Street West, Suite 6200 Toronto, ON M5X 1B8

Attention:	Jeremy Fraiberg
Fax:	(416) 862-6666
Email:	JFraiberg@osler.com

and, in the case of notice to the Agents, be addressed to: RBC Dominion Securities Inc. Royal Bank Plaza 200 Bay Street North Tower, 4th Floor Toronto, Ontario M5J 2W7

Attention:	Andrew Franklin
Fax:	(416) 842-7777

and

CIBC World Markets Inc.
Brookfield Place
161 Bay Street, P.O. Box 500
Toronto, Ontario  M5J 2S8

Attention:	Susan Rimmer
Fax:	(416) 594-7535

Scotia Capital Inc.
40 King Street West
Scotia Plaza, 68th Floor
Toronto, Ontario  M5K 2X6

Attention:	James Gallant
Fax:	(416) 862-3158

TD Securities Inc.
TD Bank Tower, 8th Floor
66 Wellington Street West
Toronto, Ontario M5W 2X6

Attention:	Andrew Becker
Fax:	(416) 308-3715

BMO Nesbitt Burns Inc.
1 First Canadian Place
P.O. Box 150, 4th Floor
Toronto, Ontario  M5X 1H3

Attention:	Michael Cleary
Fax:	(416) 359-1636

With a copy to:

McCarthy Tétrault LLP
Suite 5300, TD Bank Tower
Box 48, 66 Wellington Street West
Toronto ON  M5K 1E6

Attention:	Andrew Parker
Fax:	(416) 868-0673
Email:	aparker@mccarthy.ca

Any such notice or other communication will be in writing, and unless delivered personally to a responsible officer of the addressee, will be given by courier service or facsimile or electronic transmission, and will be deemed to have been received, if given by facsimile or electronic transmission, on the day of sending (if sent by 5:00 p.m. (Toronto time) on a business day and, if not, on the next business day following the sending thereof) and, if given by courier service, on the next business day following the sending thereof.

14.                               Time of the Essence.

Time is of the essence of this Agreement.

15.                               Currency.

All references to dollar amounts in this Agreement are references to Canadian currency.

16.                               Entire Agreement.

This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and supersedes any and all prior negotiations and understandings relating to the Offering, whether verbal or written.  This Agreement may only be amended or modified in any respect by the written agreement of all of the parties.

17.                               Severability.

If any provision of this Agreement is determined by a court of competent jurisdiction to be void or unenforceable in whole or in part, it will be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision will be severable from this Agreement.

18.                               Assignment.

The terms and provisions of this Agreement will be binding upon and enure to the benefit of the Company, the Agents and their respective successors and assigns; provided that, except as otherwise provided in this Agreement, this Agreement will not be assignable by any party without the written consent of the other parties and any purported assignment without such consent will be invalid and of no force or effect.

19.                               Interpretation.

19.1                        The words “hereby”, “herein”, “hereto” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section subsection, clause, subclause, paragraph, subparagraph or subdivision.

19.2                        All references to this Agreement to designated “Articles”, “Sections”, “subsections”, “clauses”, “subclauses”, “paragraphs”, “subparagraphs”, and other subdivisions are to the designated Articles, Sections, subsections, clauses, subclauses, paragraphs, subparagraphs, and other subdivisions of this Agreement unless otherwise expressly provided.

19.3                        The headings are for convenience only and do not for a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provisions thereof.

19.4                        The word “including”, when following any general statement, term or matter, is not to be construed to limit such general statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters weather or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto, but rather such general statement, term or matter is to be construed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter.

19.5                        Where the context so admits, all references in this Agreement to the singular shall be construed to include the plural, the masculine to include the feminine and neutral gender and, where necessary, a body corporate and vice versa.

19.6                        The word “person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, joint venture, trustee, executor, administrator or other personal legal representative, governmental authority or other entity however designated or constituted.

19.7                        The schedules hereto are incorporated into this Agreement by reference and are deemed to be a part hereof.

20.                               Public Announcement.

20.1                        For the period commencing on the date hereof and expiring on the Closing Date, and subject to the requirements of all applicable Securities Laws, the Company will not, without first obtaining the approval of the Agents (such approval not to be unreasonably withheld), and the Agents will not, without first obtaining the approval of the Company, issue any press release respecting the issue of the Notes except where such announcement is required by applicable law.  Any press release respecting the offer and/or sale of the Notes shall comply with the requirements of all applicable Securities Laws.

21.                               No Fiduciary Duty.

21.1                        The Company acknowledges and agrees that in connection with the Offering or any services any Agent(s) may be deemed to be providing hereunder, notwithstanding any pre-existing relationship, advisory or otherwise, between the parties or any oral representations or assurances previously or subsequently made by any Agent(s): (i) no fiduciary relationship exists between the Company and the Agent(s); (ii) the relationship between the Company and any Agent(s) is entirely and solely commercial and based on arm’s-length negotiations; (iii) any duties and obligations that any Agent(s) may have to the Company shall be limited to those duties and obligations specifically stated herein; (iv) the Agents and their respective affiliates may have interests that differ from those of the Company; and (v) the Agents have not provided any legal, accounting, regulatory or tax advice with respect to the transactions contemplated by this Agreement and the Company has consulted with their own legal, accounting, regulatory and tax advisors to the extent they deemed appropriate.

21.2                        The Company acknowledges and agrees that in connection with the Offering the Company is responsible for making its own independent judgments and that any views expressed by the Agents to the Company regarding the Offering, including any views with respect to the price or market for the Notes do not constitute advice or recommendations to the Company or its affiliates. The Company agrees that it will not claim that the Agents have rendered advisory services of any nature or respect, or owe an agency, fiduciary or similar duty to the Company in connection with such transaction or the process leading thereto.

22.                               Execution.

22.1                        This Agreement may be executed in counterparts, all of which will be deemed to be an original and which together will constitute one and the same instrument.

22.2                        This Agreement may be executed and delivered by facsimile or other electronic transmission of a mutually signed counterpart.

Please indicate your agreement by signing and returning to each of RBC and TD Securities a duplicate copy of this Agreement.  We appreciate very much this opportunity to act on your behalf in this matter.

The agreement resulting from your acceptance of this letter will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Yours very truly,

RBC DOMINION SECURITIES INC.

By:	“Andrew Franklin”
Name: Andrew Franklin
Title: Director

CIBC WORLD MARKETS INC.

By:	“Susan Rimmer”
Name: Susan Rimmer
Title: Managing Director, Global Head DCM

SCOTIA CAPITAL INC.

By:	“James Gallant”
Name: James Gallant
Title: Director

TD SECURITIES INC.

By:	“Andrew Becker”
Name: Andrew Becker
Title: Director

BMO NESBITT BURNS INC.

By:	“Michael Cleary”
Name: Michael Cleary
Title: Director

We accept the terms of your letter.

MAGNA INTERNATIONAL INC.

By:	“Paul H. Brock”
Name: Paul H. Brock
Title: Vice-President and Treasurer

By:	“Bassem A. Shakeel”
Name: Bassem A. Shakeel
Title: Vice-President and Corporate Secretary

SCHEDULE A

Form of Company’s Officer Certificate

(a)                                 since the date of the Offering Memorandum (i) there has been no material change (actual, contemplated, anticipated or reasonably threatened) in the business, affairs, operations, properties, assets, liabilities (absolute, accrued, contingent or otherwise), ownership, financial condition or capital of the Company and its subsidiaries, as the case may be, and (ii) no transaction has been entered into by the Company or any of its subsidiaries, as the case may be, which is material to the Company and its subsidiaries taken together, as the case may be, other than as contemplated and disclosed in the Agency Agreement and the Offering Memorandum;

(b)                                 no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Notes or any securities of the Company has been issued by any securities commission or any other regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the persons signing the certificate, are pending or contemplated or threatened;

(c)                                  the Company has duly complied, in all material respects, with all the obligations and covenants and satisfied all terms and conditions of the Agency Agreement and the Material Contracts on its part to be complied with or satisfied at or prior to the Closing Date; and

(d)                                 the representations and warranties of the Company contained in the Agency Agreement (including the representations and warranties deemed to be made pursuant to subsection 3.2) and the Material Contracts are true and correct in all material respects, in each case, as of the Closing Date with the same force and effect as if made at and as of the Closing Date after giving effect to the transactions contemplated by the Agency Agreement.